UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41333

LOCAFY LIMITED

(Registrant’s name)

246A Churchill Avenue, Subiaco Western Australia 6008, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On August 20, 2025, the Audit Committee (the “Committee”) of the Board of Directors of Locafy Limited (the “Company”) concluded that the Company’s previously issued consolidated financial statements as of and for the year ended June 30, 2024, included in its Annual Report on Form 20-F for the year ended June 30, 2024 (the “Affected Period”) should no longer be relied upon due to errors in such consolidated financial statements. Accordingly, the Company intends to restate the consolidated financial statements of the Affected Periods in its Amendment No. 2 of the Annual Report on Form 20-F for the year ended June 30, 2024 (as amended, the “Form 20-F”), as soon as reasonably practicable. The Company does not intend to file amendments to the previously filed Annual Report on Form 20-F for the year ended June 30, 2023, or any other prior periods.

During the preparation of the consolidated financial statements for the half year ended December 31, 2024, a misstatement relating to employee service related Tranche 1 performance rights was identified. As at June 30, 2024, the performance conditions relating to the Tranche 1 rights had not been met. At June 30, 2024, the accumulative balance recorded in relation to the employee service rights should have been reversed through the profit or loss in accordance with IFRS 2 “Share-based Payments”. A restatement relating to the share-based payment expense and the share-based payment reserve to accurately reflect the impact will be recognized in the restated consolidated financial statements in the Form 20-F.

The Company’s management and the Committee discussed the matters disclosed in this Report on Form 6-K with Grant Thornton Audit Pty Ltd., the Company’s former independent accounting registered public firm.

Forward-Looking Statements

Certain statements made in this report constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this report that do not relate to matters of historical fact should be considered forward-looking statements. For example, forward-looking statements include, without limitation, statements regarding the Company’s anticipated restatements of financial statements and the filing of the Form 20-F. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees and are subject to risks described from time to time in the Company’s periodic filings with the SEC. The forward-looking statements included in this report are made only as of the date of this report, and, unless otherwise required by applicable law, the Company assumes no obligation to update any forward-looking statements, and expressly disclaims any obligation to do so, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOCAFY LIMITED

Date: August 20, 2025	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer